Exhibit 99.1

First Quarter 2018 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2018 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2018 Report to Shareholders, including our unaudited interim financial statements for the period January 31, 2018, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter 2018 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights (versus Q1, 2017)

•	Net income of $2,337 million, compared to $2,009 million

•	Earnings per share (diluted) of $1.86 compared to $1.57

•	ROE of 16.2%, compared to 14.3%

•	Quarterly dividend increase of 3 cents per common share to 82 cents

TORONTO, ONTARIO – (CNW – February 27, 2018) – Scotiabank reported first quarter net income of $2,337 million compared to $2,009 million in the same period last year. Diluted earnings per share were $1.86, compared to $1.57 in the same period a year ago. Return on equity was 16.2% compared to 14.3% last year. This quarter’s earnings included an accounting benefit of $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven by remeasurement of an employee benefit liability from certain plan modifications.

“All of our businesses delivered strong results, contributing to solid top line growth and a continued improvement in efficiency,” said Brian Porter, President and CEO at Scotiabank. “We continue to focus on internal alignment and harnessing the untapped potential within our businesses and our operations, which will create medium and long-term value for our shareholders.

“We are also excited about our recent announcements on a number of upcoming acquisitions as we strategically invest our capital. Growing our market presence in Chile and Colombia, and building out our asset and wealth management capabilities here in Canada, will provide a stronger platform to grow and expand our business.

“Canadian Banking reported a strong quarter with earnings exceeding $1 billion. This was driven by asset growth, expense management benefits and improved credit performance. We continue to execute on our primary customer strategy and invest in our digital banking capabilities to improve our customer experience.

“International Banking delivered strong results, with quarterly earnings growth of 16%. The strong momentum in our business was driven by double digit growth in loans in the Pacific Alliance Countries, positive operating leverage and good credit quality.

“Global Banking and Markets delivered a solid quarter with earnings of $454 million, driven by core revenue growth in corporate banking and equities. We remain focused on gaining traction in key areas across our footprint and optimizing our operational effectiveness.

“The Bank’s Common Equity Tier 1 capital ratio remains well above 11%. Our strong capital position allows us to grow and make investments in our businesses as well as return capital to our shareholders. This quarter we announced a 3 cent increase in the quarterly dividend to 82 cents per common share – up 8% from a year ago.

“We are pleased with our strong start to the year, and remain focused on driving primary customer growth and delivering an improved customer experience in all of the markets in which we operate.”

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Financial Results

The 2018 first quarter results are presented below:

	For the three months ended
(Unaudited)($ millions)	January 31 2018	October 31 2017	January 31 2017
Net interest income	$3,936	$3,831	$3,643
Non-interest income	3,152	2,981	3,225

Total revenue	7,088	6,812	6,868
Provision for credit losses	544	536	553
Non-interest expenses	3,498	3,668	3,689
Income tax expense	709	538	617

Net income	$2,337	$2,070	$2,009

Net income attributable to non-controlling interests in subsidiaries	58	55	61
Net income attributable to equity holders of the Bank	2,279	2,015	1,948
Preferred shareholders	30	29	39
Common shareholders	$2,249	$1,986	$1,909

Earnings per common share (in dollars)
Basic	$1.88	$1.66	$1.58
Diluted	$1.86	$1.64	$1.57

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this press release and are defined in the “Non- GAAP Measures” section of our First Quarter 2018 Report to Shareholders.

Business Segment Review

Canadian Banking

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $1,102 million, an increase of $121 million or 12% due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and lower non- interest expenses. Lower gains on sale of real estate were offset by other investment gains.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased $35 million or 3%. The increase in net income was due primarily to higher net interest income driven by strong asset growth, higher non-interest income and lower non-interest expenses. The net impact from the gain on the sale of HollisWealth and higher gains on sale of real estate in the prior quarter, partly offset by other investment gains in the current quarter, reduced net income growth by 5%.

International Banking

Q1 2018 vs Q1 2017

Net income attributable to equity holders of $667 million, up $91 million or 16%, reflecting solid loan and deposit growth in Latin America, increased contribution from associated corporations, and a lower effective tax rate, partly offset by higher provisions for credit losses and higher expenses.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased by $62 million or 10%, in part due to good expense management. As well, good loan growth, higher fee income, increased contribution from associated corporations, and a lower effective tax rate were partly offset by higher provision for credit losses.

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Global Banking and Markets

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $454 million, a decrease of $15 million or 3%. Lower non-interest income and the negative impact of foreign currency translation more than offset increases in net interest income, and the benefit of lower provision for credit losses.

Q1 2018 vs Q4 2017

Net income attributable to equity holders increased by $63 million or 16%, driven by strong growth in net interest income and non-interest income, as well as lower provision for credit losses, partly offset by higher taxes.

Other

Q1 2018 vs Q1 2017

Net income attributable to equity holders was $56 million, compared to a net loss of $78 million in the same period last year. This was due mainly to lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax) partly offset by a lower gain on investment securities.

Q1 2018 vs Q4 2017

Net income attributable to equity holders was $56 million, compared to a net loss of $48 million in the prior quarter. This was due mainly to the lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), partly offset by lower gains on investment securities.

Credit risk

The provision for credit losses was $544 million in this quarter, of which $564 million related to provisions on impaired loans. Provisions on impaired loans of $564 million related primarily to retail portfolios in International Banking, mainly in the Latin America region, and Canadian Banking. Provisions on commercial and corporate impaired loans were $52 million, primarily in International Banking. The provision for credit losses ratio on impaired loans was 43 basis points. Reduction in provisions on performing loans of $20 million was primarily in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 42 basis points.

Q1 2017

The provision for credit losses was $553 million in Q1 2017. The provision for credit losses relating to retail portfolios in Canadian Banking and International Banking were $478 million. Commercial and corporate loan loss provisions were $75 million, primarily in International Banking. The provision for credit losses ratio was 45 basis points.

Q4 2017

The provision for credit losses was $536 million in Q4 2017. The provision for credit losses relating to retail portfolios in Canadian Banking and International Banking was $475 million. Commercial and corporate loan loss provisions were $61 million, primarily in International Banking. The provision for credit losses ratio was 42 basis points.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.2% this quarter as strong internal capital generation was more than offset by strong organic growth in risk-weighted assets, impact of the capital floor, the full transitional impact on regulatory capital from adoption of IFRS 9, and the negative impact of foreign currency translation.

The Bank’s Tier 1 and Total capital ratios of 12.7% and 14.6%, respectively, were also impacted by the additional 10% phase-out of non-qualifying Additional Tier 1 capital instruments.

As at January 31, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

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Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 27, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 640-5944 or 1-800-274-0251 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 27, 2018, to March 14, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

E-mail: corporate.secretary@scotiabank.com

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Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:

Adam Borgatti	Heather Armstrong
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 866-5042	(416) 933-3250

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